Exhibit 99.1

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433
________________________________

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 30, 2023
________________________

Dear Sol-Gel Technologies Ltd. Shareholders:

We cordially invite you to attend a Special Meeting of Shareholders, or the Meeting, of Sol-Gel Technologies Ltd., or the Company, to be held at 4:00 p.m. (Israel time) on Thursday, March 30, 2023, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

The Meeting is being called for the following purposes:

(1)	To approve a private placement to M. Arkin Dermatology Ltd., the Company’s controlling shareholder; and
(2)	To approve the renewal of the Registration Rights Agreement between the Company and M. Arkin Dermatology Ltd.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Our Board of Directors unanimously recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, February 27, 2023 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please mark, date, sign and mail the enclosed proxy or voting instruction form as promptly as possible. If voting by mail, the proxy must be received by Broadridge Financial Solutions, Inc. ("Broadridge") or at our registered office at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. An earlier deadline may apply to receipt of your voting instruction form, if indicated therein. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card and voting instruction form. Proxies may also be executed electronically via by utilizing the control number sent to you. Shareholders who hold their shares in street name may be able to utilize the control number sent to them to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. An electronic copy of the enclosed proxy materials is also available for viewing at http://ir.sol-gel.com/.

Sol-Gel Technologies Ltd.

SOL-GEL TECHNOLOGIES LTD.

7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel

+972-8-931-3433

__________________________

PROXY STATEMENT
__________________________

SPECIAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”), of Sol-Gel Technologies Ltd. (“Sol-Gel” or the “Company”), to be voted at a Special Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Special  Meeting of Shareholders. The Meeting will be held at 4:00 p.m. (Israel time) on Thursday, March 30, 2023, at our offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, Israel.

This Proxy Statement, the attached Notice of Special Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available on or about Wednesday, March 1, 2023 to holders of Sol-Gel ordinary shares.

You are entitled to receive notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, February 27 the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	To approve a private placement to M. Arkin Dermatology Ltd., the Company’s controlling shareholder; and
(2)	To approve the renewal of the Registration Rights Agreement between the Company and M. Arkin Dermatology Ltd.
The Company is currently unaware of any other matters that will come before the Meeting. Should any other matters be properly presented at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On February 27, 2023, we had  25,695,458 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, February 27, 2023, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing thirty three and one-third (33 1/3%) or more of our voting power. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place determined by the Board of Directors (which may be earlier or later than said time). At such adjourned meeting the presence of any number of shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum for the business which the original Special Meeting was called.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals. Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote.

In addition, the approval of each of the proposals requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or
●
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

A “personal interest” of a shareholder, for purposes of each of the proposals, is (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes a shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Shareholders with  a personal interest are qualified to participate in the vote on each of the proposals; however, the vote of such shareholders may not be counted towards the majority requirement described above and will not count towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies such shareholder from participating in the vote on each of the proposals. If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on each of the proposals, you should indicate the existence of a personal interest on the enclosed proxy card or on the voting instruction form (if applicable) and should furthermore contact our Corporate Controller, Eyal Ben-Or, at +972-8-931-3437 or Eyal.Ben-Or@sol-gel.com, who will advise you as to how to submit your vote for that proposal. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest in the approval of each of the proposals, you may also contact the representative managing your account, who could then contact our Corporate Controller on your behalf.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card or voting instruction form. If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, these proxy materials are being sent directly to you. The form of proxy card that has been sent to you can be completed, signed and returned in the envelope that was enclosed with it, or executed electronically via www.proxyvote.com by utilizing the control number sent to you.  This provides the primary means for authorizing the voting of your ordinary shares without attending the Meeting in person. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 7 Golda Meir St., Weizmann Science Park, Ness Ziona, 7403650, Israel, or Broadridge receives it in the enclosed envelope, not later than 6:59 a.m.  (Israel time) on Thursday, March 30, 2023 or such shorter period prior to the Meeting as the Chairman of the Meeting may determine.

If your ordinary shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions provided by your broker, trustee or nominee to direct them how to vote your shares. Shareholders who hold their shares in street name may be able to utilize the control number appearing on their voting instruction form to submit their voting instruction to their brokers, trustees or nominees by other means, if so indicated on their voting instruction form. All votes should be submitted by 6:59 a.m. Israel time on Thursday, March 30, 2023 (11:59 p.m. Eastern Time on Wednesday, March 29, 2023), or such other deadline as may be indicated on the voting instruction form, in order to be counted towards the tally of ordinary shares voted at the Meeting (unless the Chairman of the Meeting extends that deadline). Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares may be voted in favor of the proposals in accordance with the recommendation of the Board. However, if you are a beneficial owner of shares and do not specify how you want to vote on your voting instruction form, your broker will generally not be permitted to cast a vote with respect to that proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by you will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the relevant proposal. Such shares have no impact on the outcome of the voting on such proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. In all cases, you must remember to indicate in writing and/or contact the Company if you have a personal interest in the approval of each of the proposals. If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any other matters that properly come before the Meeting.

Who Can Vote

You are entitled to receive notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, February 27, 2023. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on  Monday, February 27, 2023, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours (or such shorter period as the Chairman of the Meeting may determine) prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about Wednesday, March 1, 2023. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares..

Voting Results

The final voting results will be tallied by the Company’s Corporate Controller based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://ir.sol-gel.com/. The contents of that website are not a part of this Proxy Statement.

PROPOSAL NO. 1

APPROVAL OF PRIVATE PLACEMENT TO M. ARKIN DERMATOLOGY LTD., THE
COMPANY’S CONTROLLING SHAREHOLDER

  Shareholders are being requested to approve a private placement to M. Arkin Dermatology Ltd., the controlling shareholder of the Company (“Arkin Dermatology”). Under the Companies Law an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, requires the approval of each of  (i) the audit committee, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

•	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

•
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

  On January 27, 2023, the Company entered into a securities purchase agreement (“Investor Purchase Agreement”) with Armistice Capital, pursuant to which the Company issued to Armistice Capital (i) 2,560,000 ordinary shares in a registered direct offering at a price of $5.00 per ordinary share and (ii) in a concurrent private placement unregistered warrants (the “Investor Warrants”) to purchase up to 2,560,000 ordinary shares. Each of the Investor Warrants is exercisable for one ordinary share, has an initial exercise price of $5.85 and will become exercisable beginning six months from the date of issuance and will expire on January 27, 2028. The gross proceeds from the offering were approximately $12.8 million.

  Concurrently with the execution of the Investor Purchase Agreement, the Company also entered into a subscription agreement with Arkin Dermatology, pursuant to which Arkin Dermatology agreed to purchase 2,000,000 unregistered ordinary shares and unregistered warrants (the “Arkin Warrants”) to purchase up to 2,000,000 ordinary shares in a private placement (the “Arkin Private Placement”) exempt from the registration of the Securities Act of 1933, as amended (the “Securities Act”).  The ordinary shares to be issued in Arkin Private Placement would be at the same price of $5.00 per ordinary share as in the Investor Purchase Agreement,  and the Arkin Warrants would be on the same terms as the Investor Warrants. Mr. Moshe Arkin, the chairman of our board of directors, is the sole shareholder of Arkin Dermatology. As part of the Private Placement, the ordinary shares issued in the Arkin Private Placement and the ordinary shares underlying the Arkin Warrants would be registered for resale under the F-1 registration statement that is to be filed by the Company in connection with the Investor Purchase Agreement.

The Company’s audit committee and Board of Directors approved the Private Placement after determining that the commitment of Arkin Dermatology to invest in the Company on the same terms as Armistice Capital was important both for encouraging investment by Armistice Capital and for providing necessary capital to the Company.  As result, the audit committee and the Board of Directors recommend that the shareholders vote “FOR” the proposed resolution.

      It is proposed that the following resolution be adopted at the Meeting:

 “RESOLVED, to approve the private placement to M. Arkin Dermatology Ltd., the Company’s controlling shareholder.”

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.  In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

PROPOSAL NO. 2

RENEWAL OF REGISTRATION RIGHTS AGREEMENT WITH M. ARKIN DERMATOLOGY

Background

On February 5, 2018, in connection with our initial public offering (the “IPO”), we entered into a registration rights agreement with Arkin Dermatology (the “Original Registration Rights Agreement”), pursuant to which we granted demand registration rights, short-form registration rights and piggyback registration rights to Arkin Dermatology.  Arkin Dermatology did not exercise any of its rights under the Original Registration Rights Agreement during its term. The Original Registration Rights Agreement terminated by its own terms on the five-year anniversary of the closing of the Company’s initial public offering, on February 5, 2023.

Arkin Dermatology was and is deemed an “affiliate” of the Company under Rule 144 of the Securities Act (“Rule 144”), as a result of which its shares were granted the registration rights under the Original Registration Rights Agreement. Without those registration rights, Arkin Dermatology is still significantly limited in its ability to resell ordinary shares.

In order to extend the registration rights to which Arkin Dermatology had been entitled until the expiration of the Original Registration Rights Agreement, each of our audit committee and Board has approved our entry into a new registration rights agreement with Arkin Dermatology (the “Renewed Registration Rights Agreement”).  The Renewed Registration Rights Agreement contains substantially the same terms as the Original Registration Rights Agreement.  A summary of the terms of the Renewed Registration Rights Agreement is set forth below.  Shareholders are encouraged to review the Renewed Registration Rights Agreement, a copy of which is attached as Appendix A to this Proxy Statement.

 Demand registration rights

At any time, subject to any “lock-up” agreement entered into with one or more underwriters (unless waived by such underwriters), Arkin Dermatology may request that we file a registration statement for all or a portion of the shares held by Arkin Dermatology. Upon receipt of such registration request, we would be obligated to file such a registration statement, so long as the aggregate gross proceeds to be received from the sale are at least $10 million, and in no event would the Company be required to effect more than two demand registration statements.

If a demand registration involves an underwritten public offering and the managing underwriter advises us and Arkin Dermatology that, in its view, the number of shares  requested to be included in such registration (including any securities that we propose to be included) exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold (the “Maximum Offering Size”), we shall include in such registration, in the following priority, up to the Maximum Offering Size:  (i) first, all registrable securities requested to be included in such registration by Arkin Dermatology; and (ii) second, any securities proposed to be registered by the Company.

Piggyback registration rights

    If we register any of our Company securities under the Securities Act (subject to certain exceptions, such as for securities issued under a share incentive plan or in connection with a merger or consolidation), Arkin Dermatology would be entitled to at least 10 business days’ notice of the anticipated filing and to include all or a portion of the Company securities it owns of the same class or series as those to be registered by the Company in the registration. If the public offering that we are effecting is underwritten, the right of Arkin Dermatology to include shares in the registration related thereto is conditioned upon Arkin Dermatology accepting the terms of the underwriting as agreed between us and the underwriters. If the managing underwriter determines that the number of shares intended to be included in the registration statement exceeds the Maximum Offering Size, we shall include in such registration statement, in the following priority, up to the Maximum Offering Size:  (i) first, so much of our securities proposed to be registered for our account as would not cause the offering to exceed the Maximum Offering Size, (ii) second, all registrable securities requested to be included in such registration by Arkin Dermatology, and (iii) third, any securities proposed to be registered for the account of any other persons with such priorities among them as we shall determine; provided that, notwithstanding the foregoing, in no event shall the number of shares of Arkin Dermatology under the Renewed Registration Rights Agreement be reduced below 25% of the total number of securities included in such public offering.

Shelf Registration

At any time, if we are eligible to use Form F-3 or Form S-3 under the Securities Act, Arkin Dermatology may request that we effect a registration of some or all of the shares held by Arkin Dermatology under a registration statement pursuant to Rule 415 under the Securities Act (or any successor or similar rule) (a “Shelf Registration”).  We will not be obligated to effect a Shelf Registration unless the aggregate proceeds expected to be received from the sale of the shares requested to be included in such Shelf Registration are at least $5,000,000 (net of discounts and commissions). Arkin Dermatology may demand that we effectuate an underwritten public offering from such Shelf Registration (an “Underwritten Takedown”), provided that we shall only be required to effectuate two Underwritten Takedowns within any twelve-month period. We are currently eligible to use Form F-3.

Limits on Registration Rights

We may postpone effecting a demand registration, the filing of a Shelf Registration or effecting an Underwritten Takedown on two occasions during any period of twelve consecutive months for a reasonable time but not exceeding 90 days in the aggregate in any period of twelve consecutive months (which period may not be extended or renewed), if we determine that (i) effecting the registration would materially and adversely interfere with a significant acquisition, corporate reorganization, or other similar transaction involving us or (ii) effecting the registration would require the premature disclosure of material information that we have a bona fide business purpose to preserve as confidential. In addition, we have the right not to effect, or to take any action to effect, any registration statement during the period that is thirty (30) days before our good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a registration that we initiate, provided that we are actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Other provisions

We will pay all registration expenses (other than underwriting discounts and selling commissions) and the reasonable fees and expenses of a single counsel for the selling shareholders, related to any demand, piggyback or shelf registration.

Term of agreement

The term of the Renewed Registration Rights Agreement expires upon the earlier of the five-year anniversary of the date of the agreement or, at such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of the Company ordinary shares held by Arkin Dermatology without limitation during a three-month period without registration.

Our audit committee and Board have expressed their view that it is in the best interests of the Company to extend the registration rights to which Arkin Dermatology was entitled until the current time by entering into the Renewed Registration Rights Agreement. Our audit committee and Board believe that registration of the resale of the ordinary shares held by Arkin Dermatology would facilitate the sale of such ordinary shares, which would diversify the shareholder base of the Company and increase the liquidity of the Company’s outstanding shares.

 It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, that the Company’s entry into a renewed Registration Rights Agreement with M. Arkin Dermatology, as described in Proposal 2 of the Proxy Statement with respect to the Meeting, be, and hereby is, approved in all respects.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt the proposed resolution.  In addition, the approval of the proposal requires that either of the following two voting requirements be met:

●	approval by a majority of the votes of shareholders who do not have a personal interest in the approval of the proposal that is voted at the Meeting, excluding abstentions; or

●
the total number of shares held by shareholders who do not have a personal interest in the proposal (as described in the previous bullet-point) that is voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

The Board of Directors and audit committee recommend that the shareholders vote “FOR” the proposed resolution.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Special Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their judgment and based on the recommendation of the Board.

ADDITIONAL INFORMATION

 The Company’s annual report on Form 20-F, filed with the SEC on April 4, 2022, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at http://ir.sol-gel.com.

 The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Ness Ziona, Israel

March 1, 2023

Appendix A

REGISTRATION RIGHTS AGREEMENT

AGREEMENT dated as of March [   ], 2023 (this “Agreement”) among Sol-Gel Technologies Ltd., a company incorporated under the laws of the Israel (the “Company”), and M. Arkin Dermatology Ltd.

In consideration of the mutual promises made herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person, provided that no security holder of the Company shall be deemed an Affiliate of any other security holder solely by reason of any investment in the Company. For the purpose of this definition, the term “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except a Friday or a Saturday or other day on which most Israeli banking institutions are not open for business.

 “Company Securities” means the Ordinary Shares held on the date hereof or acquired after the date hereof, including, without limitation, the Ordinary Shares and the Ordinary Shares issuable upon exercise of Warrants acquired or to be acquired by M. Arkin Dermatology Ltd. pursuant to that certain Subscription Agreement, dated as of January 27, 2023, between the Company and M. Arkin Dermatology Ltd.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FINRA” means the Financial Industry Regulatory Authority (formerly, the National Association of Securities Dealers, Inc.) and any successor thereto.

“Ordinary Shares” means ordinary shares, par value NIS 0.1 per share, of the Company and any shares into which such Ordinary Shares may thereafter be converted or changed.

 “Permitted Transferee” means in the case of any Shareholder, a Person to whom Registrable Securities or any other securities of the Company convertible or exercisable into or exchangeable for Company Securities are Transferred by such Shareholder; provided that (i) such Transfer does not violate any agreements between such Shareholder and the Company or any of the Company’s subsidiaries, (ii) such Transfer is not made in a registered offering or pursuant to Rule 144, and (iii) such transferee is (A) an Affiliate of the Shareholder or (B) acquires at least 20% of the Shareholder’s Registrable Securities (including for these purposes Company Securities that are issuable upon the conversion, exercise or exchange of any other securities of the Company).

“Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Public Offering” means an underwritten public offering of Company Securities (or any securities representing Company Securities) pursuant to an effective registration statement under the Securities Act, other than pursuant to a registration statement on Form S-4, Form F-4 or Form S-8 or any similar or successor form.

“Registrable Securities” means, at any time, any Company Securities and any other securities issued or issuable by the Company or any of its successors or assigns in respect of any such Company Securities by way of conversion, exchange, exercise, dividend, split, reverse split, combination, recapitalization, reclassification, merger, amalgamation, consolidation, sale of assets, other reorganization or otherwise, in each case  held on the date hereof or acquired after the date hereof, until (i) a registration statement covering such Company Securities or such other securities has been declared effective by the SEC and such Company Securities or such other securities have been disposed of pursuant to such effective registration statement, (ii) such Company Securities or such other securities are sold under circumstances in which all of the applicable conditions of Rule 144 are met or (iii) all of such Company Securities and such other securities held by the holder thereof are eligible for sale by such holder under Rule 144 without any limitation thereunder (including with respect to volume or manner of sale) or need for current public information.

“Registration Expenses” means any and all expenses incident to the performance of, or compliance with, any registration or marketing of securities (other than transfer taxes, if any), including without limitation all (i) registration and filing fees, and all other fees and expenses payable in connection with the listing of securities on any securities exchange or automated interdealer quotation system, (ii) fees and expenses of compliance with any securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” qualifications of the securities registered), (iii) expenses in connection with the preparation, printing, mailing and delivery of any registration statements, prospectuses and other documents in connection therewith and any amendments or supplements thereto, (iv) security engraving and printing expenses, (v) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties), (vi) reasonable fees and disbursements of counsel for the Company and customary fees and expenses for independent certified public accountants retained by the Company (including the expenses relating to any comfort letters or costs associated with the delivery by independent certified public accountants of any comfort letters requested pursuant to Section 2.04(h)), (vii) reasonable fees and expenses of any special experts retained by the Company in connection with such registration, (viii)  reasonable fees and disbursements of one counsel for all of the Shareholders participating in the offering selected by the Shareholders holding the majority of the Registrable Securities to be sold for the account of all Shareholders in the offering, in an amount not to exceed $50,000, (ix) fees and expenses in connection with any review by FINRA of the underwriting arrangements or other terms of the offering, and all fees and expenses of any “qualified independent underwriter,” including the fees and expenses of any counsel thereto, (x) fees and disbursements of underwriters customarily paid by issuers, but excluding any underwriting fees, discounts and commissions attributable to the sale of Registrable Securities, (xi) costs of printing and producing any agreements among underwriters, underwriting agreements, any “blue sky” or legal investment memoranda and any selling agreements and other documents in connection with the offering, sale or delivery of the Registrable Securities, (xii) transfer agents’ and registrars’ fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (xiii) expenses relating to any analyst or investor presentations or any “road shows” undertaken in connection with the registration, marketing or selling of the Registrable Securities, and (xiv) all out-of-pocket costs and expenses incurred by the Company or its appropriate officers in connection with their compliance with Section 2.04(m). Except as set forth in clause (viii) above, Registration Expenses shall not include any out-of-pocket expenses of the Shareholders (or the agents who manage their accounts).

“Rule 144” means Rule 144 (or any successor or similar provisions) under the Securities Act.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholder” means at any time, any Person (other than the Company) who shall then be a party to or bound by this Agreement (including without limitation any Permitted Transferees who become a party to this Agreement pursuant to Section 5.01(b)), so long as such Person shall “beneficially own” (as such term is defined in Rule 13d-3 of the Exchange Act) any Company Securities.

“Transfer” means, with respect to any Company Securities or any other securities of the Company that are convertible or exercisable into or exchangeable for Company Securities, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such Company Securities or any participation or interest therein, whether directly or indirectly, or agree or commit to do any of the foregoing and (ii) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, encumbrance, hypothecation, or other transfer of such Company Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing.

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

ARTICLE 2
REGISTRATION RIGHTS

Section 2.01. Demand Registration. (a)  If at any time, subject to the terms of any “lock-up” agreement entered into with one or more underwriters (unless waived by such underwriter(s)), the Company shall receive a request (each such request shall be referred to herein as a “Demand Registration”) from a Shareholder or group of Shareholders (the requesting Shareholder(s) shall be referred to herein as the “Requesting Shareholder”), holding at least thirty percent (30%)  of the Registrable Securities then outstanding, that the Company effect the registration under the Securities Act all or any portion of the Requesting Shareholder’s Registrable Securities and, in each case, specifying the intended method of disposition thereof, then the Company shall as promptly as practicable following the date of receipt by the Company of such request give notice of such Demand Registration  at least fifteen (10) days after receipt of such Demand Registration to the other Shareholders, if any, and thereupon shall (i) as soon as practicable, and in any event within forty five (45) days after the date the Demand Registration is given by the Requesting Shareholder, file a registration statement under the Securities Act, and (ii) use its commercially reasonable efforts to effect, as expeditiously as possible, and in any event within one hundred twenty (120) days after the date the Demand Registration is given by the Requesting Shareholder, the effectiveness of the registration statement, in each case covering:

(i) subject to the restrictions set forth in Sections 2.01(e), all Registrable Securities for which the Requesting Shareholder has requested registration under this Section 2.01, and

(ii) subject to the restrictions set forth in Sections 2.01(e), all other Registrable Securities of the same class as those requested to be registered by the Requesting Shareholder that any other Shareholders (all such Shareholders, together with the Requesting Shareholder, the “Registering Shareholders”), if any, have requested the Company to register pursuant to this Section 2.01, by request received by the Company within seven Business Days after such Shareholders receive the Company’s notice of the Demand Registration, all to the extent necessary to permit the disposition (in accordance with the intended methods thereof as aforesaid) of the Registrable Securities so to be registered, provided that, the Company shall not be obligated to effect a Demand Registration unless the aggregate proceeds expected to be received from the sale of the Registrable Securities requested to be included in such Demand Registration equals or exceeds $10,000,000. In no event shall the Company be required to effect more than two (2) Demand Registrations pursuant to this Section 2.01.

(b) Promptly after the expiration of the seven-Business Day period referred to in Section 2.01(a)(ii), the Company will notify all Registering Shareholders of the identities of the other Registering Shareholders and the number of shares of Registrable Securities requested to be included therein. At any time prior to the effective date of the registration statement relating to such registration, the Requesting Shareholder may revoke such request, without liability, by providing a notice to the Company revoking such request. Notwithstanding clause (d) below, a request, so revoked, shall be considered to be a Demand Registration unless (i) such revocation arose out of the fault of the Company (in which case the Company shall be obligated to pay all Registration Expenses in connection with such revoked request) or (ii) the Requesting Shareholder reimburses the Company for all Registration Expenses (other than the expenses set forth under clause (v) of the definition of the term Registration Expenses) of such revoked request.

(c) The Company shall be liable for and shall pay all Registration Expenses in connection with any Demand Registration, regardless of whether such Registration is effected, unless the Requesting Shareholder elects to pay such Registration Expenses as described in the last sentence of Section 2.01(b).

(d) A Demand Registration shall not be deemed to have occurred unless the registration statement relating thereto (i) has become effective under the Securities Act and (ii) has remained effective for a period of at least 180 days (or such shorter period in which all Registrable Securities of the Registering Shareholders included in such registration have actually been sold thereunder), provided that a Demand Registration shall not be deemed to have occurred if, after such registration statement becomes effective, such registration statement is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court.

(e) If the Requesting Shareholder intends to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as part of their request pursuant to section 2.01, and the Company shall include such information in their notice to the other Shareholders.  If a Demand Registration involves an underwritten Public Offering and the managing underwriter advises the Company and the Requesting Shareholder that, in its view, the number of shares of Registrable Securities requested to be included in such registration (including any securities that the Company proposes to be included that are not Registrable Securities) exceeds the largest number of shares that can be sold without having an adverse effect on such offering, including the price at which such shares can be sold (the “Maximum Offering Size”), the Company shall include in such registration, in the priority listed below, up to the Maximum Offering Size:

(i) first, all Registrable Securities requested to be included in such registration by all Registering Shareholders (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Shareholders on the basis of the relative number of Registrable Securities held by each such Shareholder, or in such other proportion as shall mutually be agreed to by all such Registering Shareholders); and

(ii) second, any securities proposed to be registered by the Company (including for the benefit of any other Persons not party to this Agreement).

(f) The Company may postpone effecting a registration pursuant to this Section 2.01 on two occasions during any period of twelve consecutive months for a reasonable time specified in the notice but not exceeding 90 days  in the aggregate in any period of twelve consecutive months (which period may not be extended or renewed), if the Company furnishes to the Requesting Shareholder a certificate signed by the Company’s chief executive officer stating that (i) effecting the registration would materially and adversely interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company or (ii) effecting the registration would require the premature disclosure of material information that the Company has a bona fide business purpose to preserve as confidential.  In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 2.01  during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration (other than a registration on Form S-8 or any successor or similar forms), provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Section 2.02. Piggyback Registration. (a) If at any time the Company proposes to register any Company Securities under the Securities Act (other than (i) a Shelf Registration (defined below), which will be subject to the provisions of Section 2.03; provided that any Underwritten Takedown (defined below) will be subject to this Section 2.02, or (ii) a registration on Form S-8, F-4 or S-4, or any successor or similar forms, relating to Ordinary Shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan of the Company or in connection with a direct or indirect acquisition by the Company of another Person), whether or not for sale for its own account, the Company shall each such time give prompt notice at least ten (10) Business Days prior to the anticipated filing date of the registration statement relating to such registration to each Shareholder, which notice shall set forth such Shareholder’s rights under this Section 2.02 and shall offer such Shareholder the opportunity to include in such registration statement the number of Registrable Securities of the same class or series as those proposed to be registered as each  Shareholder may request (a “Piggyback Registration”), subject to the provisions of Section 2.02(b). Upon the request of any such Shareholder made within five (5) Business Days after the receipt of notice from the Company (which request shall specify the number of Registrable Securities intended to be registered by such Shareholder), the Company shall use all commercially reasonable efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been so requested to register by all such Shareholders, to the extent required to permit the disposition of the Registrable Securities so to be registered, provided that (A) if such registration involves an underwritten Public Offering, all such Shareholders requesting to be included in the Company’s registration must sell their Registrable Securities to the underwriters selected as provided in Section 2.04(f) on the same terms and conditions as apply to the Company, and (B) if, at any time after giving notice of its intention to register any Company Securities pursuant to this Section 2.02(a) and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register such securities, the Company shall give notice to all such Shareholders and, thereupon, shall be relieved of its obligation to register any Registrable Securities in connection with such registration. No registration effected under this Section 2.02 shall relieve the Company of its obligations to effect a Demand Registration to the extent required by Section 2.01 or a Shelf Registration to the extent required by Section 2.03. The Company shall pay all Registration Expenses in connection with each Piggyback Registration.

(b) If a Piggyback Registration involves an underwritten Public Offering and the managing underwriter advises the Company that, in its view, the number of Shares that the Company and the Shareholders intend to include in such registration exceeds the Maximum Offering Size, the Company shall include in such registration, in the following priority, up to the Maximum Offering Size:

(i) first, so much of the Company Securities proposed to be registered for the account of the Company (or, if such registration is pursuant to a demand by a Person that is not a Shareholder, for the account of such other Person) as would not cause the offering to exceed the Maximum Offering Size,

(ii) second, all Registrable Securities requested to be included in such registration by any Shareholders pursuant to this Section 2.02 (allocated, if necessary for the offering not to exceed the Maximum Offering Size, pro rata among such Shareholders on the basis of the relative number of Registrable Securities held by each such Shareholder, or in such other proportion as shall mutually be agreed to by all such Registering Shareholders), and

(iii) third, any securities proposed to be registered for the account of any other Persons with such priorities among them as the Company shall determine;

provided that, notwithstanding the foregoing, in no event shall the number of Registrable Securities included in the underwritten Public Offering be reduced below 25% of the total number of securities included in such Public Offering.

Section 2.03. Shelf Registration. (a) At any time, if the Company is eligible to use Form F-3 or Form S-3, a Shareholder or group of Shareholders (referred to herein as the “Shelf Requesting Shareholder”) may request the Company to effect a registration of some or all of the Registrable Securities held by such Shelf Requesting Shareholder under a Registration Statement pursuant to Rule 415 under the Securities Act (or any successor or similar rule) (a “Shelf Registration”); provided that, the Company shall not be obligated to effect a Shelf Registration unless the aggregate proceeds expected to be received from the sale of the Registrable Securities requested to be included in such Shelf Registration equals or exceeds $5,000,000 (net of discounts and commissions). A Shareholder or group of Shareholders whose Registrable Securities are included in such Shelf Registration or may be included therein without the need for an amendment to such Shelf Registration (other than an automatically effective amendment) may demand that the Company to effectuate a Public Offering from such Shelf Registration (an “Underwritten Takedown”), provided that the Company shall only be required to effectuate two Underwritten Takedowns within any twelve-month period. The provisions of Section 2.01 shall apply mutatis mutandis to each Underwritten Takedown, with references to “filing of the registration statement” or “effective date” being deemed references to filing of a prospectus or supplement for such offering and references to “registration” being deemed references to the offering; provided that Registering Shareholders shall only include Shareholders whose Registrable Securities are included in such Shelf Registration or may be included therein without the need for an amendment to such Shelf Registration (other than an automatically effective amendment). So long as the Shelf Registration is effective, no Shareholder may request any Demand Registration pursuant to Section 2.01 with respect to Registrable Shares that are registered on such Shelf Registration but instead shall have the right to request an Underwritten Takedown as set forth above.

(b) If the Company shall receive a request from a Shelf Requesting Shareholder that the Company effect a Shelf Registration, then the Company shall as promptly as practicable following the date of receipt by the Company of such request give notice of such requested registration and at least ten (10) Business Days prior to the anticipated filing date of the registration statement relating to such Shelf Registration to the other Shareholders and thereupon shall (i) as soon as practicable, and in any event within forty five (45) days after the date the request for a Shelf Registration is given by the Shelf Requesting Shareholder, file a registration statement on Form F-3 or S-3, as applicable, under the Securities Act, and (ii) use its reasonable best efforts to effect, as expeditiously as possible, and in any event within one hundred (120) days after the date the request for a Shelf Registration is given by the Shelf Requesting Shareholder, the effectiveness of a registration statement under the Securities Act, in each case covering:

(i) all Registrable Securities for which the Shelf Requesting Shareholder has requested registration under this Section 2.03, and

(ii) all other Registrable Securities of the same class as those requested to be registered by the Shelf Requesting Shareholder that any other Shareholders (all such Shareholders, together with the Shelf Requesting Shareholder, the “Shelf Registering Shareholders”) have requested the Company to register by request received by the Company within five (5) Business Days after such Shareholders receive the Company’s notice of the Shelf Registration, all to the extent necessary to permit the registration of the Registrable Securities so to be registered on such Shelf Registration.

(c) At any time prior to the effective date of the registration statement relating to such Shelf Registration, the Shelf Requesting Shareholder may revoke such request, without liability, by providing a notice to the Company revoking such request.

(d) The Company shall be liable for and pay all Registration Expenses in connection with any Shelf Registration.

(e) The Company may postpone effecting a registration or an Underwritten Takedown pursuant to this Section 2.03 on two occasions during any period of twelve consecutive months for a reasonable time specified in the notice but not exceeding 90 days in the aggregate in any period of twelve consecutive months (which period may not be extended or renewed), if the Company furnishes to Requesting Shareholder a certificate signed by the Company’s chief executive officer stating that (i) effecting the registration would materially and adversely interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company or (ii) effecting the registration would require the premature disclosure of material information that the Company has a bona fide business purpose to preserve as confidential.  In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration or any Underwritten Takedown pursuant to Section 2.03  during the period that is thirty (30) days before the Company’s good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Company-initiated registration (other than a registration on Form S-8 or any successor or similar forms), provided that the Company is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective.

Section 2.04. Registration Procedures. In connection with Section 2.01, 2.02 and 2.03, subject to the provisions of such Sections, the Company shall use all commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as practicable, and, in connection with any such request:

(a) The Company shall as expeditiously as possible prepare and file with the SEC a registration statement on any form for which the Company then qualifies or that counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use all commercially reasonable efforts to cause such filed registration statement to become and remain effective for a period of not less than 180 days or in the case of a Shelf Registration, three years (or such shorter period in which all of the Registrable Securities of the Shareholders included in such registration statement shall have actually been sold thereunder or cease to be Registrable Securities). Any such registration statement shall be an automatically effective registration statement to the extent permitted by the SEC’s rules and regulations.

(b) Prior to filing a registration statement or prospectus or any amendment or supplement thereto (other than any report filed pursuant to the Exchange Act that is incorporated by reference therein), the Company shall, if requested, furnish to each participating Shareholder and each underwriter, if any, of the Registrable Securities covered by such registration statement copies of such registration statement as proposed to be filed, and thereafter the Company shall furnish to such Shareholder and underwriter, if any, such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424, Rule 430A, Rule 430B or Rule 430C under the Securities Act and such other documents as such Shareholder or underwriter may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Shareholder.

(c) After the filing of the registration statement, the Company shall (i) cause the related prospectus to be supplemented by any required prospectus supplement and, as so supplemented, to be filed pursuant to Rule 424 under the Securities Act, (ii) comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the Shareholders thereof set forth in such registration statement or supplement to such prospectus and (iii) promptly notify each Shareholder holding Registrable Securities covered by such registration statement of any stop order issued or threatened by the SEC or any state securities commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

(d) The Company shall use all commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by such registration statement under such other securities or “blue sky” laws of such jurisdictions in the United States as any Registering Shareholder or Shelf Registering Shareholder holding such Registrable Securities reasonably (in light of such Shareholder’s intended plan of distribution) requests and (ii) cause such Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable such Shareholder to consummate the disposition of the Registrable Securities owned by such Shareholder, provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 2.04(d), (B) subject itself to taxation in any such jurisdiction or (C) consent to general service of process in any such jurisdiction.

(e) The Company shall promptly notify each Shareholder holding such Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in the light of the circumstances under which they were made at such time not misleading and promptly prepare and make available to each such Shareholder and file with the SEC any such supplement or amendment.

(f) The Company shall have the right to select an underwriter or underwriters in connection with any Public Offering resulting from any exercise of a Demand Registration (including any Underwritten Takedown), which underwriter or underwriters shall be reasonably acceptable to the Requesting Shareholder. In connection with any Public Offering, the Company shall enter into customary agreements (including an underwriting agreement in customary form) and take such all other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities in any such Public Offering, including the engagement of a “qualified independent underwriter” in connection with the qualification of the underwriting arrangements with FINRA.

(g) Upon execution of confidentiality agreements in form and substance reasonably satisfactory to the Company, the Company shall, in connection with a Public Offering make available for inspection by any Shareholder and any underwriter participating in any disposition pursuant to a registration statement being filed by the Company pursuant to this Agreement and any attorney, accountant or other professional retained by any such Shareholder or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the “Records”) as shall be reasonably necessary or desirable to enable any of the Inspectors to exercise its due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any Inspectors in connection with such registration statement. Records that the Company determines, in good faith, to be confidential and that it notifies the Inspectors are confidential shall not be disclosed by the Inspectors unless (i) the disclosure of such Records is necessary to avoid or correct a material misstatement or omission in such registration statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each Shareholder agrees that information obtained by it as a result of such inspections shall be deemed confidential and shall not be used by it or its Affiliates as the basis for any market transactions in the Company Securities unless and until such information is made generally available to the public. Each Shareholder further agrees that, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, it shall give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

(h) In connection with any Public Offering, the Company shall use its reasonable best efforts to furnish to each underwriter, if any, a signed counterpart, addressed to such underwriter, of (i) an opinion or opinions of counsel to the Company and (ii) a comfort letter or comfort letters from the Company’s independent public accountants, each in customary form and covering such matters of the kind customarily covered by opinions or comfort letters, as the case may be, as the managing underwriter therefor reasonably requests.

(i) The Company shall otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC, and make available to its security holders, as soon as reasonably practicable, an earnings statement or such other document covering a period of twelve months, beginning within three months after the effective date of the registration statement, which earnings statement satisfies the requirements of Rule 158 under the Securities Act.

(j) The Company may require each Shareholder promptly to furnish in writing to the Company such information regarding the distribution of the Registrable Securities as the Company may from time to time reasonably request and such other information as may be legally required in connection with such registration. In connection with a Shelf Registration, any Shareholder that does not provide such information within five (5) Business Days of a request by the Company (which request is made before filing of the Shelf Registration) may have its Registrable Securities excluded from such Shelf Registration; provided that such securities shall be added within fifteen Business Days after the Shareholder provides such information if the Company may add such securities to such Shelf Registration without the need for a post-effective amendment (other than an automatically effective amendment) to the Shelf Registration.

(k) Each Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.04(e), such Shareholder shall forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Shareholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.04(e), and, if so directed by the Company, such Shareholder shall deliver to the Company all copies, other than any permanent file copies then in such Shareholder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. If the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective (including the period referred to in Section 2.04(a)) by the number of days during the period from and including the date of the giving of notice pursuant to Section 2.04(e) to the date when the Company shall make available to such Shareholder a prospectus supplemented or amended to conform with the requirements of Section 2.04(e).

(l) The Company shall use its reasonable best efforts to list all Registrable Securities covered by such registration statement on any securities exchange or quotation system on which the Ordinary Shares are then listed or traded.

(m) In any Public Offering pursuant to a Demand Registration, the Company shall have appropriate officers of the Company (i) prepare and make presentations at any “road shows” and before analysts and (ii) otherwise use their reasonable best efforts to cooperate as reasonably requested by the underwriters in the offering, marketing or selling of the Registrable Securities.

(n) Each Shareholder agrees that, in connection with any offering pursuant to this Agreement, it will not prepare or use or refer to, any “free writing prospectus” (as defined in Rule 405 of the Securities Act) without the prior written authorization of the Company (which authorization shall not be unreasonably withheld), and will not distribute any written materials in connection with the offer or sale of the Registrable Securities pursuant to any registration statement hereunder other than the prospectus and any such free writing prospectus so authorized.

Section 2.05. Participation In Public Offering. No Shareholder may participate in any Public Offering hereunder unless such Shareholder (a) agrees to sell such Shareholder’s Registrable Securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, “lock-up” agreements and other documents reasonably required under the terms of such underwriting arrangements that are in customary form and consistent with the provisions of this Agreement in respect of registration rights.

Section 2.06. Rule 144 Sales; Cooperation By The Company. If any Shareholder shall transfer any Registrable Securities pursuant to Rule 144, the Company shall cooperate, to the extent commercially reasonable, with such Shareholder and shall provide to such Shareholder such information as such Shareholder shall reasonably request. Without limiting the foregoing, the Company shall at any time after any of the Company’s Ordinary Shares are registered under the Securities Act or the Exchange Act, use commercially reasonable efforts to: (i) make and keep available public information, as those terms are contemplated by Rule 144; (ii) timely file with the SEC all reports and other documents required to be filed under the Securities Act and the Exchange Act; and (iii) furnish to each Shareholder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other information as such Shareholder may reasonably request in order to avail itself of any rule or regulation of the SEC allowing such Shareholder to sell any Registrable Securities without registration.

ARTICLE 3
INDEMNIFICATION AND CONTRIBUTION

Section 3.01. Indemnification by the Company. To the extent permitted by law, the Company will indemnify and hold harmless each Shareholder beneficially owning any Registrable Securities covered by a registration statement, its officers, directors, employees, partners, members. agents, legal counsel and accountants, and any underwriter (as defined under the Securities Act) for such Shareholder and its officers and directors, and each Person, if any, who controls such Shareholder or underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any and all losses, claims, damages, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) (collectively, “Damages”) and the Company will pay to each such Holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which Damages may result, as such expenses are incurred, caused by or relating to any untrue statement or alleged untrue statement of a material fact contained in any registration statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus or free-writing prospectus (as defined in Rule 405 under the Securities Act), or caused by or relating to any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law, except insofar as such Damages are caused by or related to any such untrue statement or omission or alleged untrue statement or omission so made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such Shareholder, underwriter, controlling Person or other aforementioned Person expressly for use therein.

Section 3.02. Indemnification by Participating Shareholders. To the extent permitted by law, each Shareholder holding Registrable Securities included in any registration statement agrees, severally but not jointly, will indemnify and hold harmless the Company, its officers, directors, agents, legal counsel and accountants, any underwriter (as defined in the Securities Act) and its officers and directors, any other Shareholder selling securities in such registration statement, and each Person, if any, who controls the Company, such underwriter or other Shareholder within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the indemnity from the Company to such Shareholder provided in Section 3.01, but only to the extent such Damages arise out of or are based upon actions and omissions made in reliance upon and in conformity with information about such Shareholder furnished in writing by or on behalf of such Shareholder expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus or free-writing prospectus. No Shareholder shall be liable under this Section 3.02 for any Damages in excess of the net proceeds realized by such Shareholder in the sale of Registrable Securities of such Shareholder to which such Damages relate, except in the case of fraud or willful misconduct by such Shareholder.

Section 3.03. Conduct of Indemnification Proceedings. If any proceeding (including any governmental investigation) shall be brought or asserted against any Person in respect of which indemnity may be sought pursuant to this Article 3, such Person (an “Indemnified Party”) shall promptly notify the Person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall assume the defense thereof, including the employment of counsel satisfactory to such Indemnified Party, and shall assume the payment of all fees and expenses, provided that the failure of any Indemnified Party so to notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is materially prejudiced by such failure to notify. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless (a) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such counsel, (b) in the reasonable judgment of such Indemnified Party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, including one or more defenses or counterclaims that are different from or in addition to those available to the Indemnifying Party, or (c) the Indemnifying Party shall have failed to assume the defense within 30 days of notice pursuant to this Section 3.03. It is understood that, in connection with any proceeding or related proceedings in the same jurisdiction, the Indemnifying Party shall not be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to one local counsel per jurisdiction) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent, or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. Without the prior written consent of the Indemnified Party, no Indemnifying Party shall effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement (A) includes an unconditional release of such Indemnified Party from all liability arising out of such proceeding, and (B) does not include any injunctive or other equitable or non-monetary relief applicable to or affecting such Indemnified Person.

Section 3.04. Contribution. If the indemnification provided for in this Article 3 is unavailable to or unenforceable by the Indemnified Parties in respect of any Damages, then each Indemnifying Party, in lieu of indemnifying the Indemnified Parties, shall contribute to the amount paid or payable by such Indemnified Party, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Damages as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Damages shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys’ or other reasonable fees or expenses incurred by such party in connection with any proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Article 3 was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.04 were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 3.04, no Shareholder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Shareholder from the sale of the Registrable Securities subject to the proceeding exceeds the amount of any damages that such Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission, except in the case of fraud by such Shareholder. Each Shareholder’s obligation to contribute pursuant to this Section 3.03 is several in the proportion that the proceeds of the offering received by such Shareholder bears to the total proceeds of the offering received by all such Shareholders and not joint.

No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The indemnity and contribution agreements contained in this Article 3 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

Section 3.05. Other Indemnification. Indemnification similar to that provided in this Article 3 (with appropriate modifications) shall be given by the Company and each Shareholder participating therein with respect to any required registration or other qualification of securities under any foreign, federal or state law or regulation or governmental authority other than the Securities Act.

ARTICLE 4
TERMINATION OF REGISTRATION RIGHTS

Section 4.01. Termination of Registration Rights. The rights of any Shareholder to request registration or inclusion of Registrable Securities in any registration pursuant to this Agreement shall terminate upon the earlier to occur of: (a) the fifth anniversary of this Agreement, and (b) such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all such Shareholder’s Company Securities without limitation during a three-month period without registration.

ARTICLE 5
MISCELLANEOUS

Section 5.01. Binding Effect; Assignability; Benefit. (a) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, legal representatives and permitted assigns. Any Shareholder that ceases to own beneficially any Registrable Securities shall cease to be bound by the terms hereof (other than (i) the provisions of Article 3 applicable to such Shareholder with respect to any offering of Registrable Securities completed before the date such Shareholder ceased to own any Registrable Securities and (ii) this Article 5).

(b) Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by any party hereto pursuant to any Transfer of Registrable Securities or otherwise, except that each Shareholder may assign rights hereunder to any Permitted Transferee of such Shareholder. Any such Permitted Transferee shall (unless already bound hereby) execute and deliver to the Company an agreement to be bound by this Agreement in the form of Exhibit A hereto (a “Joinder Agreement”) and shall thenceforth be a “Shareholder”.

(c) Nothing in this Agreement, expressed or implied, is intended to confer on any Person other than the parties hereto, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 5.02. Notices. All notices, requests and other communications (each, a “Notice”) to any party shall be in writing and shall be delivered in person, mailed by certified or registered mail, return receipt requested, or sent by facsimile transmission or email transmission so long as receipt of such email is requested and received, if to the Company to:

Sol-Gel Technologies Ltd.
7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403650 Israel
Fax: +972 8 931 3434
Attention: Gilad Mamlok
Email: gilad.mamlok@sol-gel.com

with a copy to:

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Facsimile: +972 3 607 4411
Attention: Gene Kleinhendler, Adv.
Email: gene@gkhlaw.com

if to any Shareholder, at the address for such Shareholder listed on the signature pages below or otherwise provided to the Company as set forth below.

Any Notice shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, such Notice shall be deemed not to have been received until the next succeeding Business Day in the place of receipt. Any Notice sent by facsimile transmission also shall be confirmed by certified or registered mail, return receipt requested, posted within one Business Day after the date of the sending of such facsimile transmission, or by personal delivery, whether courier or otherwise, made within two Business Days after the date of such facsimile transmission.

Any Person that becomes a Shareholder after the date hereof shall provide its address, fax number and email address to the Company.

Section 5.03. Waiver; Amendment. (a) The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given without the written consent of holders of a majority of the Registrable Securities then outstanding; provided, however, that in no event shall the obligations of any holder of Registrable Securities be materially increased or the rights of any Shareholder be adversely affected (without similarly adversely affecting the rights of all Shareholders), except upon the written consent of such holder. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of holders of Registrable Securities whose securities are being sold pursuant to a Registration Statement and that does not directly or indirectly affect the rights of other holders of Registrable Securities may be given by holders of at least a majority of the Registrable Securities being sold by such holders pursuant to such Registration Statement.

Section 5.04. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Israel, without regard to the conflicts of laws rules.

Section 5.05. Jurisdiction. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the competent courts located in Tel Aviv-Jaffa, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Israel, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5.02 shall be deemed effective service of process on such party.

Section 5.06. Specific Enforcement. Each party hereto acknowledges that the remedies at law of the other parties for a breach or threatened breach of this Agreement would be inadequate and, in recognition of this fact, any party to this Agreement, without posting any bond or furnishing other security, and in addition to all other remedies that may be available, shall be entitled to obtain equitable relief in the form of specific performance, a temporary restraining order, a temporary or permanent injunction or any other equitable remedy that may then be available.

Section 5.07. Counterparts; Effectiveness. This Agreement may be executed (including by facsimile or other electronic image scan transmission) with counterpart signature pages or in any number of counterparts, each of which shall be deemed to be an original, and all of which shall, taken together, be considered one and the same agreement, it being understood that each party need not sign the same counterpart. This Agreement shall become effective when each party hereto shall have executed and delivered this Agreement. Until and unless each party has executed and delivered this Agreement, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.08. Entire Agreement. This Agreement constitutes the entire agreement and understanding among the parties hereto and supersedes all prior and contemporaneous agreements and understandings, both oral and written, among the parties hereto with respect to the subject matter hereof.

Section 5.09. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 5.10. Other Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which would reduce the amount of Registrable Securities the Shareholders can include in any registration statement, unless such rights are subordinate to those of the Shareholders hereunder.

Section 5.11. Confidentiality. Each Shareholder agrees that any notice received pursuant to this Agreement, including any notice of a proposed underwritten public offering or postponement of an offering or effecting of a registration, is confidential information and that any trading in securities of the Company following receipt of such information may only be done in compliance with all applicable securities laws.

Section 5.12. Independent Nature of Shareholders’ Obligations and Rights. The obligations of each Shareholder hereunder are several and not joint with the obligations of any other Shareholder hereunder, and no Shareholder shall be responsible in any way for the performance of the obligations of any other Shareholder hereunder. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Shareholder pursuant hereto or thereto, shall be deemed to constitute the Shareholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Shareholders are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Shareholder shall be entitled to protect and enforce its rights, including the rights arising out of this Agreement, and it shall not be necessary for any other Shareholder to be joined as an additional party in any proceeding for such purpose.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement or have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

SOL-GEL TECHNOLOGY LTD.

By:
Name: Alon Seri – Levy
Title: CEO

By:
Name: Gilad Mamlok
Title: CFO

M. ARKIN DERMATOLOGY LTD.

By:
Name: Moshe Arkin
Title: Chairman
Address for Notices: 7 Golda Meir St., Ness Ziona 7403650 Israel Attn: Gilad Mamlok Email: gilad.mamlok@sol-gel.com

[Signature page to the Registration Rights Agreement]

EXHIBIT A
JOINDER TO REGISTRATION RIGHTS AGREEMENT

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Registration Rights Agreement dated as of February 5, 2018 (as the same may be amended from time to time, the “Registration Rights Agreement”), among Sol-Gel Technologies Ltd. and the Shareholders party thereto. Capitalized terms used, but not defined, herein shall have the meaning ascribed to such terms in the Registration Rights Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to the Registration Rights Agreement as of the date hereof as a “Permitted Transferee” of a Shareholder thereto, and shall have all of the rights and obligations of a “Shareholder” thereunder as if it had executed the Registration Rights Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Registration Rights Agreement (including, without limitation, Section 5.01 thereof).

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written below.

Date: ,

[NAME OF JOINING PARTY]

By:
Name:
Title:

Address for Notices:
[Address]
[Fax number]
[Email address]